UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 5, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Company”)
SIBANYE GOLD DECLARES UPDATED MINERAL RESOURCES and MINERAL
RESERVES
Westonaria, 5 February 2015: Sibanye Gold Limited (JSE: SGL &
NYSE: SBGL) has declared updated Group Mineral Resources and
Mineral Reserves, as at 31 December 2014.
Highlights:
Gold Mineral Reserves at the Group operations increased by
2.1Moz or 12% to 19.9Moz, from 17.8Moz declared at December
2013, despite depletion of 1.7Moz in 2014
Underground gold Mineral Reserves increased by 2.3Moz (14%), net of depletion, following the successful conclusion of
feasibility studies on various organic growth projects at
the operations
A maiden gold Mineral Resource of 8.9Moz has been declared
at the Burnstone project, following significant revision of
the available data and geological model
Sibanye will continue to review recently acquired projects
in accordance with Group protocols and procedures and
assessing possible synergies which may exist with its
current operations

The 12% increase in declared gold Mineral Reserves at the Group’s operations is primarily a result of an additional 1.7Moz of gold
Mineral Reserves being declared at the Kloof 4 and Driefontein 5 shafts, following the completion of pre-feasibility studies on below infrastructure “drop-down projects”. Development of these projects will substantially enhance the life of these key
operations. Definitive feasibility studies for these projects are in progress and will be completed during 2015. An additional
1Moz from so-called “secondary reefs” and “white areas” were also declared at the Kloof and Driefontein operations. Studies to bring more of these Resources to account are ongoing.
Neal Froneman commented: “It is extremely pleasing to see our operating strategy taking effect. Significant improvements in the quality of mining and cost control at our operations in the last two years, have facilitated a further increase in our Mineral
Reserve base at our key operations”.

Summary Gold Mineral Resources and Mineral Reserves as at 31
December 2014
1
Gold
Mineral Resources
Mineral Reserves
31 Dec 2014
31
Dec
2013
31 Dec 2014
31 Dec
2013
Tons
Grade
Gold
Gold
Tons
Grade
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Operations
Operations
Beatrix UG 54.7 5.6 9.788 9.177 Beatrix UG 27.0 4.1 3.598 3.543
Cooke UG 95.6 5.4 16.475 18.987 Cooke UG 11.9 4.8 1.841 1.839
Driefontein UG 63.2 11.2 22.755 21.103 Driefontein UG 32.1 7.0 7.228 5.907
Kloof UG 60.7 14.9 29.106 30.132 Kloof UG 26.2 8.0 6.706 5.777
Surface 35.5 0.5 0.533 0.813 Surface 32.7 0.5 0.504 0.715
Operations Total
309.7
7.9
78.657
80.212
Operations
Total
129.9
4.8
19.878
17.781
Projects
Projects
Beisa North
2
14.8 3.4 1.619 1.546 Beisa North
2
Bloemhoek
3
28.3 4.7 4.297 14.000 Bloemhoek
3
5.400
Burnstone 54.1 5.1 8.890 Burnstone
De Bron
Merriespruit
4
28.3 4.4 4.022 10.900
De Bron
Merriespruit
4
17.4 3.7 2.088 3.100
Hakkies &
Robijn
5
15.600
Hakkies &
Robijn
5
WRTRP 709.0 0.3 6.459 6.475 WRTRP 709.0 0.3 6.459 6.422
Projects Total
834.5
0.9
25.287
48.521
Projects Total
726.4
0.4
8.547
14.922
Grand Total
Underground &
Surface
1144.2
2.8
103.944
128.73
3
Grand Total
Underground &
Surface
856.3
1.0
28.425
32.703
1. Refer to tables at the end of the release for detailed Mineral Resource and Reserve classifications.
2. The 2013 Mineral Resource at Beisa North is based on a Technical Report National
Instrument 43-101 Technical Report, in accordance with Form 43-101F1 on behalf of Wits
Gold, as compiled by ExplorMine Consultants on 30 June 2009. The Competent Persons who
prepared the statement were Andre Deiss BSc (Hons), Pr.Sci.Nat (Consulting Geologist),
and Bill Northrop BSc (Hons), MSc, PhD, GDE, Pr.Sci.Nat., FGSSA, FSAIMM (Consulting
Geostatistician) and Garth Mitchell BSc (Hons), BCom, Pr.Sci.Nat., MSAIMM, MGSSA
(Consulting Geologist). A U3O8 cut-off of 50cm.kg/t has been applied to determine the Mineral Resources.
3. The 2013 Bloemhoek project Mineral Resources and Mineral Reserves are based on a
Technical Report National Instrument 43-101 Technical Report, in accordance with Form
43-101F1 on behalf of Wits Gold, compiled by Turnberry Projects (Pty) Ltd in September
2009. The Qualified Persons (QP) for the preparation of this Pre-Feasibility Study report are Gordon Cunningham and Timothy Spindler. The total gold Mineral Resources and Mineral Reserves at these projects was determined at a cut-off of 300cm.g/t.
4. The Competent Person designated in terms of SAMREC, who takes responsibility for the reporting of the De Bron Merriespruit Project Mineral Reserves as at 20 August 2013,
is Mr. JHK Hudson, Principal Engineer employed by Royal HaskoningDHV. The Competent
Person designated in terms of SAMREC, who takes responsibility for the reporting of the De Bron Merriespruit Project gold Mineral Resources as at 20 August 2013, is Mr. G
Gilchrist, BSc (Hons) Geology, MGSSA, Pr.Sci.Nat. The total gold Mineral Resources and Mineral Reserves at these projects were determined at a cut-off of 300cm.g/t.
This Mineral Resource and Mineral Reserve statement was declared by Wits Gold and was deemed compliant with the SAMREC Code.
5. The Competent Person designated in terms of SAMREC, who takes responsibility for the reporting of the 2013 Hakkies and Robijn Projects Mineral Resources as at 6 September
2013, is Mr. M Burnett, Principal Consultant at Snowden. The total gold Mineral
Resource at these projects were determined at a cut-off of 300cm.g/t. This Mineral
Resource and Mineral Reserve statement as declared by Wits Gold, was deemed compliant with the SAMREC Code.

Summary uranium Mineral Resources and Mineral Reserves as at 31
December 2014
1
Uranium
Mineral Resources
Uranium
Mineral Reserves
31 Dec 2014
31 Dec
2013
31 Dec 2014
31 Dec
2013
Tons
Grade
U
3
O
8
U
3
O
8
Tons
Grade
U
3
O
8
U
3
O
8
(Mt)
(kg/t)
(Mlb)
(Mlb)
(Mt)
(kg/t)
(Mlb)
(Mlb)
Operations
Operations
Beatrix (Beisa)
11.4
1.074
26.968
25.658
Beatrix (Beisa)
Cooke
53.9
0.559
66.385
50.861
Cooke
4.6
0.378
3.827
5.416
Operations Total
65.2
0.649
93.353
76.519
Operations Total
4.6
0.378
3.827
5.416
Projects
Projects
Beisa North
14.8
1.084
35.373
47.840
Beisa North
Bloemhoek
20.900
Bloemhoek
De Bron
Merriespruit
12.800
De Bron
Merriespruit
Hakkies & Robijn
26.300
Hakkies & Robijn
WRTRP
700.8
0.064
98.653
97.931
WRTRP
700.8
0.064
98.653
97.411
Projects Total
715.6
0.085
134.026
205.771
Projects Total
700.8
0.064
98.653
97.411
Grand Total
Underground &
Surface
780.8
0.132
227.379
282.290
Grand Total
Underground &
Surface
705.4
0.066
102.480
102.827
1 Refer to tables at the end of the release for detailed Mineral Resource and Reserve classifications.
2 Refer to previous table for details of the 31 December 2013 declaration for the Wits Gold acquisition projects

Projects
A maiden gold Mineral Resource of 54.1Mt at an average grade of
5.1g/t (8.9Moz) at the recently acquired Burnstone project has been declared. The geological model at the Burnstone project has been significantly revised after extensive re-logging of existing surface boreholes, combined with additional information from infill drilling and a thorough review of all data. The revised geological model is consistent with the characteristics of
similar orebodies in the East Rand Basin, affording greater
confidence in the interpretation and underpinning the gold
Mineral Resource estimate.
Mineral Resources and Mineral Reserves at the Company’s West Rand
Tailings Retreatment Project (“WRTRP”) remain largely unchanged year-on-year. This project is currently the subject of a
definitive feasibility study that will be completed during the
March 2015 quarter.

Since acquiring Witwatersrand Consolidated Gold Resources Limited
(“Wits Gold”) in May 2014, Sibanye has thoroughly reviewed the geological and life of mine models of the De-Bron Merriespruit,
Bloemhoek, Beisa North and Hakkies and Robijn projects in the

Southern Free State and re-estimated the Mineral Resources, in accordance with the Group’s protocols and procedures.
At the De-Bron Merriespruit project, the application of Sibanye’s resource estimation protocols and procedures resulted in gold
Mineral Resources declining from 10.9Moz to 4.0Moz. Gold Mineral
Reserves also declined from 3.1Moz to 2.1Moz. The gold Mineral
Reserves for the De-Bron Merriespruit project were based on the original feasibility study previously conducted by Royal
HaskoningDHV in 2013 and modified taking additional information into account. During 2015, Sibanye intends undertaking a full review of this feasibility study with a view to optimising any potential synergies with the Beatrix Operations.
New geological models, incorporating borehole data from both Wits
Gold and Beatrix, has resulted in an updated geological model for the Bloemhoek project. Together with the application of
Sibanye’s more conservative Resource estimation protocols and higher cut-off grades, this has resulted in gold Mineral
Resources decreasing from 14.0Moz to 4.3Moz. The Group is
reviewing the economic viability of accessing part of the
Bloemhoek Resource through the existing Beatrix underground
infrastructure. No gold Mineral Reserves will be declared on the
Bloemhoek project until these studies have been completed.
Sibanye also successfully commenced with uranium production at its Cooke Operation during 2014. The additional information
derived during mining, combined with revised uranium Mineral
Resource estimates resulted in uranium Mineral Resources and
Reserves increasing at the Cooke 1 to 3 operations. At Cooke 4, uranium Mineral Reserves were negatively impacted due to a
reduction in ore reserve development arising from the Section 189 process. This will be reconsidered subject to ongoing operational profitability.
The uranium Mineral Resources contained at Beatrix’s Beisa
project increased marginally to 27.0Mlb. The application of
Sibanye’s Mineral Resource estimation and declaration protocols resulted in a decrease in the uranium Mineral Resource at Beisa
North from 47.8Mlb to 35.4Mlb.

Detailed gold Mineral Resources and Mineral Reserves as at 31
December 2014
Gold
Mineral Resources
Gold
Mineral Reserves
31 Dec 2014
31
Dec
31 Dec 2014
31
Dec

2013
2013
Tons
Grade
Gold
Gold
Tons
Grade
Gold
Gold
(Mt)
(g/t)
(Moz)
(Moz)
(Mt)
(g/t)
(Moz)
(Moz)
Operations
Operations
Beatrix UG
Beatrix UG
Measured AI 18.5 6.4 3.792 3.092 Proved AI 13.0 4.1 1.706 1.836
Indicated AI 32.0 5.2 5.332 4.399 Probable AI 14.0 4.2 1.892 1.706
Inferred AI 0.0 3.3 0.004 0.566
Total AI
50.5
5.6
9.128
8.058
Total AI
27.0
4.1
3.598
3.543
Indicated BI 4.2 4.9 0.660 1.119 Probable BI
Beatrix - Total
Underground
54.7
5.6
9.788
9.177
Beatrix - Total
Underground
27.0
4.1
3.598
3.543
Driefontein UG
Driefontein UG
Measured AI 21.5 11.9 8.229 7.542 Proved AI 12.1 7.0 2.716 2.467
Indicated AI 10.5 12.1 4.088 3.351 Probable AI 14.4 7.3 3.387 3.440
Inferred AI 1.1 16.0 0.550 0.315
Total AI
33.1
12.1
12.867
11.208
Total AI
26.6
7.1
6.103
5.907
Indicated BI 29.5 10.2 9.684 9.694 Probable BI 5.5 6.3 1.126
Inferred BI 0.7 9.4 0.204 0.201
Total BI
30.1
10.2
9.888
9.895
Total BI
5.5
6.3
1.126
Driefontein-Total
Underground
63.2
11.2
22.755
21.103
Driefontein-Total
Underground
32.1
7.0
7.228
5.907
Kloof UG
Kloof UG
Measured AI 20.7 14.5 9.618 8.636 Proved AI 11.3 8.1 2.932 3.599
Indicated AI 1.9 12.6 0.775 2.232 Probable AI 12.8 7.9 3.243 2.178
Total AI
22.6
14.3
10.393
10.868
Total AI
24.1
8.0
6.175
5.777
Indicated BI 19.2 13.8 8.538 8.983 Probable BI 2.1 7.9 0.532
Inferred BI 19.0 16.7 10.175 10.281
Total BI
38.1
15.3
18.713
19.264
Total BI
2.1
7.9
0.532
Kloof - Total
Underground
60.7
14.9
29.106
30.132
Kloof - Total
Underground
26.2
8.0
6.706
5.777
Cooke 1, 2 & 3 UG
Cooke 1, 2 & 3 UG
Measured AI
6.5
10.8
2.243
5.772
Proved AI
6.4
5.0
1.035
0.830
Indicated AI
26.9
6.9
5.991
3.529
Probable AI
0.7
5.6
0.122
0.380
Inferred AI
6.0
5.7
1.101
1.900
Total AI
39.4
7.4
9.334
11.202
Total AI
7.1
5.1
1.157
1.210
Indicated BI
40.7
3.1
3.998
Cooke 1, 2 & 3 -
Total Underground
80.1
5.2
13.332
11.202
Cooke 1, 2 & 3 -
Total Underground
7.1
5.1
1.157
1.210
Cooke 4 UG
Cooke 4 UG
Measured AI
0.2
5.5
0.029
0.411
Proved AI
3.7
4.3
0.520
0.132
Indicated AI
12.7
6.3
2.572
3.804
Probable AI
1.1
4.5
0.164
0.497
Inferred AI
2.6
6.4
0.542
3.570

Cooke 4 - Total
Underground
15.5
6.3
3.142
7.785
Cooke 4 - Total
Underground
4.9
4.4
0.685
0.629
Operations - Total
Underground
274.2
8.9
78.124
79.398
Operations - Total
Underground
97.2
6.2
19.374
17.065
Surface Rock Dumps (SRD) and Tailings Storage
Facilities (TSF)
Surface Rock Dumps (SRD) and Tailings Storage
Facilities (TSF
Beatrix
(Indicated)
6.2 0.4 0.071 0.134 Beatrix (Probable)
6.2 0.4 0.071 0.088
Randfontein
Surface (Measured)
7.3 0.4 0.086 0.200
Randfontein
Surface (Proved)
7.3 0.4 0.086 0.190
Randfontein
Surface
(Indicated)
2.2 0.4 0.028 0.072
Randfontein
Surface (Probable)
2.2 0.4 0.028 0.040
Randfontein
Surface (Inferred)
0.011
Driefontein
(Indicated)
6.8 0.6 0.125 0.150
Driefontein
(Probable)
6.8 0.6 0.125 0.150
Kloof (Indicated) 13.1 0.5 0.223 0.246 Kloof (Probable)
10.3 0.6 0.194 0.246
Operations - Total
Surface
35.5
0.5
0.533
0.813
Operations - Total
Surface
32.7
0.5
0.504
0.715
UG projects
UG projects
Beisa North
Beisa North
Indicated 14.8 3.4 1.619 1.546
Beisa North Total
14.8
3.4
1.619
1.546
Beisa North Total
Bloemhoek
Bloemhoek
Indicated 27.4 4.7 4.163 10.600 Probable 5.400
Inferred 0.9 4.9 0.135 3.400
Bloemhoek Total
28.3
4.7
4.297
14.000
Bloemhoek Total
5.400
Burnstone
Burnstone
Indicated 25.4 5.3 4.350
Inferred 28.7 4.9 4.540
Burnstone Total
54.1
5.1
8.890
Burnstone Total
De Bron
Merriespruit
De Bron
Merriespruit
Indicated 23.0 4.5 3.307 7.500 Probable 17.4 3.7 2.088 3.100
Inferred 5.3 4.2 0.715 3.400
De Bron
Merriespruit Total
28.3
4.4
4.022
10.900
De Bron
Merriespruit Total
17.4
3.7
2.088
3.100
Hakkies & Robijn
Hakkies & Robijn
Indicated 5.400
Inferred 10.200
Hakkies & Robijn
Total
15.600
Hakkies & Robijn
Total
Projects - Total
Underground
125.5
4.7
18.828
42.046
Projects - Total
Underground
17.4
3.7
2.088
8.500

Surface
projects
Surface
projectsw
WRTRP
WRTRP
Measured 656.7 0.3 5.935 5.951 Proved

Indicated
52.3
0.3
0.524
0.524
Probable
709.0
0.3
6.459
6.422
Projects - Total
Surface
709.0
0.3
6.459
6.475
Projects - Total
Surface
709.0
0.3
6.459
6.422
Projects Total
834.5
0.9
25.287
48.521
Projects Total
726.4
0.4
8.547
14.922
Grand Total
Underground &
Surface
1144.2
2.8
103.94
4
128.73
3
Grand Total
Underground &
Surface
856.3
1.0
28.425
32.702
Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed material
Cut-off grades have been calculated in accordance with the SEC guidelines and approximate the historical two to three-year average commodity prices. A Mineral Reserve gold price of R420
000/kg, and a Mineral Reserve uranium long-term/contract price of R1,110/kg has been used.
The Mineral Resources of the commodities were declared at a premium of ten percent over the
Mineral Reserve metal price.

Uranium Mineral Resources and Mineral Reserves summary as at 31
December 2014
Uranium
Mineral Resources
Uranium
Mineral Reserves
31 Dec 2014
31 Dec
2013
31 Dec 2014
31 Dec
2013
Tons
Grade
U
3
O
8
U
3
O
8
Tons
Grade
U
3
O
8
U
3
O
8
(Mt)
(kg/t)
(Mlb)
(Mlb)
(Mt)
(kg/t)
(Mlb)
(Mlb)
Operations
Operations
Beatrix UG
Beatrix UG
Measured AI
3.6
1.086
8.548
Proved AI
Indicated AI
7.8
1.069
18.330
13.867
Probable AI
Inferred AI
0.0
1.101
0.090
11.791
Beatrix - Total
Underground
11.4
1.074
26.968
25.658
Beatrix - Total
Underground
Cooke 1, 2 & 3 UG
Cooke 1, 2 & 3 UG
Measured AI
2.2
0.512
2.457
17.828
Proved AI
2.6
0.322
1.814
0.920
Indicated AI
7.5
0.598
9.871
10.755
Probable AI
0.2
0.408
0.187
0.930
Inferred AI
2.203
Total AI
9.7
0.579
12.328
30.785
Total AI
2.8
0.329
2.001
1.850
Indicated BI
35.9
0.555
43.984
Cooke 1, 2 & 3 -
Total Underground
45.6
0.560
56.312
30.785
Cooke 1, 2 & 3 -
Total Underground
2.8
0.329
2.001
1.850
Cooke 4 UG
Cooke 4 UG
Measured AI
0.2
0.398
0.143
4.174
Proved AI
1.5
0.475
1.574
1.209
Indicated AI
7.0
0.600
9.213
6.211
Probable AI
0.3
0.345
0.252
2.357
Inferred AI
1.1
0.288
0.717
9.691
Cooke 4 - Total
Underground
8.3
0.553
10.073
20.075
Cooke 4 - Total
Underground
1.8
0.452
1.826
3.566
Operations - Total
Underground
65.2
0.649
93.353
76.519
Operations - Total
Underground
4.6
0.378
3.827
5.416
UG projects
UG projects
Beisa North
Beisa North

Inferred
14.8
1.084
35.373
47.840
Beisa North Total
14.8
1.084
35.373
47.840
Beisa North Total
Bloemhoek
Bloemhoek
Inferred
20.900
Bloemhoek Total
20.900
Bloemhoek Total
De Bron
Merriespruit
De Bron
Merriespruit
Indicated
8.200
Inferred
4.600
De Bron
Merriespruit Total
12.800
De Bron
Merriespruit Total
Hakkies & Robijn
Hakkies & Robijn
Inferred
26.300
Hakkies & Robijn
Total
26.300
Hakkies & Robijn
Total
Projects - Total
Underground
14.8
1.084
35.373
107.84
0
Projects - Total
Underground
Surface
projects
Surface
projects
WRTRP
WRTRP
Measured
648.5
0.062
88.717
87.995
Proved
44.320
Indicated
52.3
0.086
9.936
9.936
Probable
700.8
0.064
98.653
53.091
Projects - Total
Surface
700.8
0.064
98.653
97.931
Projects - Total
Surface
700.8
0.064
98.653
97.411
Projects Total
715.6
0.085
134.02
6
205.77
1
Projects Total
700.8
0.064
98.653
97.411
Grand Total
Underground &
Surface
780.8
0.132
227.37
9
282.29
0
Grand Total
Underground &
Surface
705.4
0.066
102.48
0
102.82
7
Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant
Cut-off grades have been calculated in accordance with the SEC guidelines and approximate the historical two to three-year average commodity prices. A Mineral Reserve gold price of R420
000/kg, and a Mineral Reserve uranium long-term/contract price of R1,110/kg has been used.
The Mineral Resources of the commodities were declared at a premium of ten percent over the
Mineral Reserve metal price.
Reconciliation of Gold Mineral Reserves (only for gold which is the main commodity)
Gold (Moz)
Gold Mineral Reserves as at 31 December 2013
32.702
2014 depletion
(1.723)
Gold Mineral Reserves post depletion
30.979
Changes in geology structure
(0.018)
Changes in Mineral Resource estimation models
0.806
Specific Inclusions:
Secondary reefs
0.587
White areas
0.391
Driefontein 5 Shaft Decline Project
1.126
Kloof 4 Shaft Decline Project
0.532
Deposition to WRTRP
0.037
Specific exclusions:

Bloemhoek excluded
(5.400)
De Bron Merriespruit mining volume
(1.012)
Surface areas excluded due to becoming
uneconomic
(0.051)
Technical Factors
0.448
Gold Mineral Reserves at 31 December 2014
28.425
Corporate governance
Sibanye Gold reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 (Oct
2008) of the Johannesburg Stock Exchange (JSE) listing
requirements and the Securities and Exchange Commission (SEC)
Industry Guide 7 and is aligned to the guiding principles of the
Sarbanes-Oxley (SOX) Act of 2002. Guided by the commitment to corporate governance, the statement has been independently
reviewed by CJM Consulting (Pty) Ltd (Mineral Resources) and by
Royal HaskoningDHV (Mineral Reserves), and has been found to be compliant with the relevant codes. No material shortcomings were identified of the processes by which the Sibanye Gold Mineral
Resources and Mineral Reserves were evaluated.
The Mineral Resources and Mineral Reserves are estimates at a point in time, and will be affected by fluctuations in the gold price, US dollar currency exchange rates, operating costs, mining permits, changes in legislation and operating factors. Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted. However, the length of the approval process for such permits may have an impact on the schedules stated.
All statement figures are managed, and Mineral Resources are reported inclusive of Mineral Reserves, while production volumes are reported in metric tons (t). Gold and uranium are reported separately, therefore no gold equivalents are stated to avoid potential anomalies because of year-on-year metal price
differentials. All financial models used to determine the Mineral
Reserves are based on current tax regulations at 31 December 2014.
The lead Competent Person designated in terms of SAMREC, who take responsibility for the consolidation and reporting of Sibanye
Gold’s Mineral Resources and Mineral Reserves and of the overall regulatory compliance of these figures is Mr. Gerhard Janse van
Vuuren, who gave his consent for the disclosure of the C2015
Mineral Resource and Mineral Reserve Statement. Mr Janse van
Vuuren [BTech (MRM), GDE (Mining Eng.), MBA and MSCoC] is
registered with Plato (PMS No 243) and has 27 years’ experience relative to the type and style of mineral deposit under
consideration. He is the current Vice President: Mine Planning and Mineral Resource Management and is a full time employee of
Sibanye Gold.
The respective business unit based Mineral Resource Managers, relevant project managers and the respective Mineral Resource

Management discipline heads have been designated as the Competent
Persons in terms of SAMREC and take responsibility for the
reporting of Mineral Resources and Mineral Reserves for their respective area(s) of responsibility. Additional information regarding these personnel, as well as the teams involved with the compilation of the Mineral Resource and Mineral Reserve
declaration is incorporated in the Mineral Resources and Mineral
Reserves Supplement that will be published in conjunction with the 2014 Sibanye Gold Integrated Report.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the
US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to
Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium;
the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 5, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer

water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of
Sibanye’s information technology and communications systems; the adequacy of
Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and
the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.